Exhibit 99.1

KINGSOFT CLOUD HOLDINGS LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

KINGSOFT CLOUD HOLDINGS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND UNAUDITED INTERIM
CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at
		December 31,	June 30,	June 30,
	Notes	2021	2022	2022
		RMB	RMB	US$
			(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents		4,217,528	2,732,331	407,926
Restricted cash		239,093	44,439	6,635
Accounts receivable, net of allowance for credit losses of RMB32,265 and RMB42,056 (US$6,279) as of December 31, 2021 and June 30, 2022, respectively	5	3,570,975	2,872,904	428,913
Short-term investments		2,491,056	2,619,701	391,111
Prepayments and other assets	6	1,687,021	1,694,048	252,914
Amounts due from related parties	18	207,143	357,853	53,426
Total current assets		12,412,816	10,321,276	1,540,925
Non-current assets:
Property and equipment, net	7	2,364,103	2,449,659	365,724
Intangible assets, net	8	1,169,767	1,086,514	162,212
Goodwill	9	4,625,115	4,605,724	687,616
Prepayments and other assets	6	29,066	22,437	3,350
Equity investments	2	207,166	271,146	40,481
Amounts due from related parties	18	5,758	4,889	730
Deferred tax assets, net	13	7,798	13,464	2,010
Operating lease right-of-use assets	2,10	256,451	225,225	33,625
Total non-current assets		8,665,224	8,679,058	1,295,748
Total assets		21,078,040	19,000,334	2,836,673
LIABILITIES, NON-CONTROLLING INTETERSTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB2,733,487 and RMB2,223,417 (US$331,947) as of December 31, 2021 and June 30, 2022, respectively)		2,938,632	2,409,134	359,674
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,208,868 and RMB703,730 (US$105,064) as of December 31, 2021 and June 30, 2022, respectively)	11	2,223,840	2,748,407	410,326
Short-term bank loans (including short-term bank loans of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,348,166 and RMB1,246,126 (US$186,042) as of December 31, 2021 and June 30, 2022, respectively)	12	1,348,166	1,266,270	189,049

KINGSOFT CLOUD HOLDINGS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND UNAUDITED INTERIM

CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2022 (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at
		December 31,	June 30,	June 30,
	Notes	2021	2022	2022
		RMB	RMB	US$
			(unaudited)	(unaudited)

Income tax payable (including income tax payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,026 and RMB2,217 (US$331) as of December 31, 2021 and June 30, 2022, respectively)	13	60,217	43,163	6,444
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB797,731 and RMB791,908 (US$118,229) as of December 31, 2021 and June 30, 2022, respectively)	18	836,435	826,042	123,325
Current operating lease liabilities (including current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB70,672 and RMB59,432 (US$8,873) as of December 31, 2021 and June 30, 2022, respectively)	2,10	108,590	100,620	15,022
Total current liabilities		7,515,880	7,393,636	1,103,840
Non-current liabilities:
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB472,882 and RMB354,392 (US$52,909) as of December 31, 2021 and June 30, 2022, respectively)	18	472,882	354,392	52,909
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2021 and June 30, 2022, respectively)	13	205,889	192,004	28,665
Other liabilities (including other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB6,975 and RMB141,819 (US$21,173) as of December 31, 2021 and June 30, 2022, respectively)	11	1,232,677	206,611	30,846
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB121,057 and RMB97,927 (US$14,620) as of December 31, 2021 and June 30, 2022, respectively)	2,10	158,289	138,433	20,668
Total non-current liabilities		2,069,737	891,440	133,088
Total liabilities		9,585,617	8,285,076	1,236,928

KINGSOFT CLOUD HOLDINGS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND UNAUDITED INTERIM

CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2022 (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at
		December 31,	June 30,	June 30,
	Notes	2021	2022	2022
		RMB	RMB	US$
			(unaudited)	(unaudited)
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 3,805,284,810 and 3,805,284,801 shares issued, 3,646,381,840 and 3,663,417,840 shares outstanding as of December 31, 2021 and June 30, 2022, respectively)		24,782	24,892	3,716
Additional paid-in capital		18,245,801	18,458,178	2,755,733
Accumulated deficit		(7,458,752)	(8,814,998)	(1,316,045)
Accumulated other comprehensive (loss) income	20	(207,882)	175,099	26,142
Total Kingsoft Cloud Holdings Limited shareholders’ equity		10,603,949	9,843,171	1,469,546
Non-controlling interests		888,474	872,087	130,199
Total equity		11,492,423	10,715,258	1,599,745
Total liabilities, non-controlling interests and shareholders’ equity		21,078,040	19,000,334	2,836,673

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS
ENDED JUNE 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the six months ended June 30
	Notes	2021	2022	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Revenues:	4, 18
Public cloud services (including related party amounts of RMB453,024 and RMB563,177 (US$84,080) for the six months ended June 30, 2021 and 2022, respectively)		2,942,610	2,669,951	398,613
Enterprise cloud services (including related party amounts of RMB nil and RMB34,707 (US$5,182) for the six months ended June 30, 2021 and 2022, respectively)		1,042,177	1,409,083	210,371
Others		2,432	1,273	190
Total revenues		3,987,219	4,080,307	609,174
Cost of revenues (including related party amounts of RMB62 and RMB nil (US$ nil) for the six months ended June 30, 2021 and 2022, respectively)	18	(3,752,234)	(3,935,145)	(587,502)
Gross profit		234,985	145,162	21,672
Operating expenses:
Selling and marketing expenses		(208,884)	(290,615)	(43,388)
General and administrative expenses		(201,814)	(471,836)	(70,443)
Research and development expenses		(496,888)	(467,579)	(69,808)
Total operating expenses		(907,586)	(1,230,030)	(183,639)
Operating loss		(672,601)	(1,084,868)	(161,967)
Interest income		36,673	38,647	5,770
Interest expense		(10,555)	(68,273)	(10,193)
Foreign exchange gain (loss)		22,902	(247,978)	(37,022)
Other gain (loss), net	4	21,139	(27,966)	(4,175)
Other income, net	4	6,390	20,001	2,986
Loss before income taxes		(596,052)	(1,370,437)	(204,601)
Income tax (expense) benefit	13	(6,755)	5,153	769
Net loss		(602,807)	(1,365,284)	(203,832)
Less: net income (loss) attributable to non-controlling interests		11	(9,038)	(1,349)
Net loss attributable to Kingsoft Cloud Holdings Limited		(602,818)	(1,356,246)	(202,483)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS
ENDED JUNE 30, 2021 AND 2022 (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the six months ended June 30
	Notes	2021	2022	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Net loss per share:
Basic and diluted	16	(0.18)	(0.37)	(0.06)
Shares used in the net loss per share computation:
Basic and diluted	16	3,347,286,795	3,651,473,415	3,651,473,415
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		(62,115)	382,625	57,124
Comprehensive loss		(664,922)	(982,659)	(146,708)
Less: Comprehensive income (loss) attributable to non-controlling interests		11	(9,394)	(1,402)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(664,933)	(973,265)	(145,306)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

						Total Kingsoft
				Accumulated		Cloud Holdings
	Ordinary shares		Additional	other		Limited		Total
	Number of		paid-in	comprehensive	Accumulated	shareholders’	Non-controlling	shareholders’
	shares*	Amount	capital	(loss) income	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	3,339,618,633	22,801	14,149,984	(68,440)	(5,864,356)	8,239,989	61	8,240,050
Adoption of ASC 326	—	—	—	—	(5,684)	(5,684)	—	(5,684)
Net loss for the period	—	—	—	—	(602,818)	(602,818)	11	(602,807)
Business acquisition	—	—	—	—	—	—	27,258	27,258
Other comprehensive loss	—	—	—	(62,115)	—	(62,115)	—	(62,115)
Share-based compensation	—	—	199,205	—	—	199,205	—	199,205
Exercise and vesting of share-based awards	16,242,630	106	6,928	—	—	7,034	—	7,034
Balance as of June 30, 2021 (unaudited)	3,355,861,263	22,907	14,356,117	(130,555)	(6,472,858)	7,775,611	27,330	7,802,941
Balance as of December 31, 2021	3,646,381,840	24,782	18,245,801	(207,882)	(7,458,752)	10,603,949	888,474	11,492,423
Net loss for the period	—	—	—	—	(1,356,246)	(1,356,246)	(9,038)	(1,365,284)
Disposal of a subsidiary	—	—	—	—	—	—	(9,136)	(9,136)
Other comprehensive income (loss)	—	—	—	382,981	—	382,981	(356)	382,625
Capital contribution from non-controlling interests	—	—	—	—	—	—	2,143	2,143
Share-based compensation	—	—	206,739	—	—	206,739	—	206,739
Exercise and vesting of share-based awards	17,036,000	110	5,638	—	—	5,748	—	5,748
Balance as of June 30, 2022 (unaudited)	3,663,417,840	24,892	18,458,178	175,099	(8,814,998)	9,843,171	872,087	10,715,258
Balance as of June 30, 2022, in US$ (unaudited)	3,663,417,840	3,716	2,755,733	26,142	(1,316,045)	1,469,546	130,199	1,599,745

*	As of June 30, 2021 and 2022, 190,263,692 and 141,866,961 ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED
JUNE 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	Notes	For the six months ended June 30
		2021	2022	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(602,807)	(1,365,284)	(203,832)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,8	369,589	578,237	86,329
Share-based compensation	14	199,205	206,739	30,865
Provision for credit losses		17,677	141,331	21,100
Gain on disposal of equity investments		(5,651)	—	—
Changes in fair value of financial instruments	2,4	(15,488)	8,825	1,318
Impairment of equity investment	2,4	—	5,000	746
Changes in fair value of purchase consideration of a business acquisition		—	14,018	2,093
Impairment of contract costs		—	5,336	797
Foreign exchange loss (gain)		(22,902)	247,978	37,022
Deferred income tax	13	—	(22,584)	(3,372)
Non-cash operating lease expenses	10	26,385	36,261	5,414
Gain on disposal of property and equipment		(14)	(3,276)	(489)
Loss on disposal of a subsidiary		—	123	18
Changes in operating assets and liabilities:
Accounts receivable		(1,033,742)	564,547	84,286
Prepayment and other assets		70,650	14,289	2,133
Amounts due from related parties		9,310	(154,167)	(23,017)
Accounts payable		467,824	(504,843)	(75,371)
Accrued expenses and other liabilities		(249,439)	10,629	1,587
Operating lease liabilities		(3,007)	(32,861)	(4,906)
Amounts due to related parties		7,495	(17,584)	(2,625)
Income tax payable		4,114	(15,115)	(2,257)
Net cash used in operating activities		(760,801)	(282,401)	(42,161)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED
JUNE 30, 2021 AND 2022 (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	Notes	For the six months ended June 30
		2021	2022	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(430,784)	(1,062,070)	(158,563)
Disposals of property and equipment		91	5,215	779
Purchases of intangible assets		(4,388)	(11,177)	(1,669)
Purchases of short-term investments		(1,977,236)	(2,222,919)	(331,873)
Acquisition of equity investments		—	(63,356)	(9,459)
Proceeds from maturities of short-term investments		2,131,310	2,218,877	331,270
Acquisition of business, net of cash acquired		(72,615)	(130,813)	(19,530)
Proceeds from disposal of equity investments		58,476	—	—
Disposal of a subsidiary		—	(2,577)	(385)
Asset-related government grants received		600	11,250	1,680
Net cash used in investing activities		(294,546)	(1,257,570)	(187,750)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term bank loans		(183,598)	(573,225)	(85,580)
Proceeds from short-term bank loans		490,018	491,329	73,353
Payments of offering costs		—	(1,458)	(218)
Payment of written put options on share repurchases	17	—	(33,557)	(5,010)
Capital contribution from non-controlling interests		—	2,143	320
Proceeds from loans due to related parties		287,850	—	—
Repayment of loans due to a related party		—	(110,536)	(16,503)
Proceeds from exercise of options		7,032	10,508	1,569
Net cash generated from (used in) financing activities		601,302	(214,796)	(32,069)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash		(16,010)	74,916	11,185
Net decrease in cash and cash equivalents, and restricted cash		(454,045)	(1,754,767)	(261,980)
Cash and cash equivalents, and restricted cash at beginning of period		3,424,674	4,456,621	665,356
Cash and cash equivalents, and restricted cash at end of period		2,954,619	2,776,770	414,561

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED
JUNE 30, 2021 AND 2022 (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	Notes	For the six months ended June 30
		2021	2022	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Supplemental disclosures of cash flow information:
Restricted cash		—	44,439	6,635
Income taxes paid		2,642	32,547	4,859
Interest expense paid		9,777	69,686	10,404
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other liabilities	11	70,179	264,385	39,472
Purchase consideration included in accrued expenses and other liabilities	11	—	1,219,591	182,080
Offering costs included in accrued expenses and other liabilities		—	26,551	3,964

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, the variable interest entities and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, which are located in the People’s Republic of China (the “PRC”), Hong Kong (“HK”), Japan and the United States (the “U.S.”).

The Company’s principal subsidiaries, variable interest entities, and subsidiaries of its variable interest entities, are as follows:

Percentage of
equity
interest
		Date of	attributable
	Place of	establishment/	to the
Name	establishment	acquisition	Company	Principal activities
Subsidiaries:
Kingsoft Cloud Corporation Limited	HK	February 1, 2012	100%	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. (“Beijing Kingsoft Cloud”)*	PRC	April 9, 2012	100%	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. (“Yunxiang Zhisheng”)*	PRC	December 15, 2015	100%	Research and development
Camelot Technology Co., Ltd. (“Beijing Camelot”)	PRC	September 3, 2021	82.15%	Enterprise digital solutions and related services
Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”)	PRC	November 9, 2012	Nil	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”)	PRC	April 13, 2018	Nil	Investment holding
Variable interest entities’ subsidiaries:
Kingsoft Cloud (Tianjin) Technology Development Co., Ltd.	PRC	May 30, 2019	Nil	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd.	PRC	December 26, 2017	Nil	Cloud services
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“Beijing Kingsoft Cloud Network Technology”)	PRC	November 9, 2012	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. (“Beijing Jinxun Ruibo”)	PRC	December 17, 2015	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd.	PRC	March 31, 2016	Nil	Cloud services

* Collectively, the “WFOE”

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2021.

In the opinion of management, the accompanying unaudited interim consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2022. The consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information and subsidiaries of its variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through the WFOE has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Therefore, the Company is the primary beneficiary of the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets, interim consolidated statements of comprehensive loss and interim consolidated statements of cash flows:

	As at
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,209,647	783,302	116,944
Restricted cash	89,704	18,271	2,729
Accounts receivable, net of allowance for credit losses of RMB30,082 and RMB39,635 (US$5,917) as of December 31, 2021 and June 30, 2022, respectively	3,170,860	2,419,642	361,243
Prepayments and other assets	907,350	914,962	136,600
Amounts due from related parties	184,137	337,212	50,344
Amounts due from subsidiaries of the Group	2,157,428	2,051,669	306,306
Total current assets	8,719,126	6,525,058	974,166
Non-current assets:
Property and equipment, net	2,157,093	2,246,421	335,382
Intangible assets, net	93,662	86,198	12,869
Prepayments and other assets	27,036	22,039	3,290
Goodwill	64,082	48,814	7,288
Equity investments	162,244	167,185	24,960
Amounts due from related parties	4,712	4,712	703
Operating lease right-of-use assets	184,908	145,496	21,722
Total non-current assets	2,693,737	2,720,865	406,214
Total assets	11,412,863	9,245,923	1,380,380
LIABILITIES
Current liabilities:
Accounts payable	2,733,487	2,223,417	331,947
Accrued expenses and other liabilities	1,208,868	703,730	105,064
Short-term bank loans	1,348,166	1,246,126	186,042
Income tax payable	1,026	2,217	331
Amounts due to related parties	797,731	791,908	118,229
Current operating lease liabilities	70,672	59,432	8,873
Amounts due to subsidiaries of the Group	1,597,946	3,794,858	566,557
Total current liabilities	7,757,896	8,821,688	1,317,043
Non-current liabilities:
Other liabilities	6,975	141,819	21,173
Non-current operating lease liabilities	121,057	97,927	14,620
Amounts due to related parties	472,882	354,392	52,909
Amounts due to subsidiaries of the Group	7,486,525	5,425,481	810,003
Total non-current liabilities	8,087,439	6,019,619	898,705
Total liabilities	15,845,335	14,841,307	2,215,748

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (continued)

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenues	3,767,516	2,630,443	392,715
Net loss	(675,966)	(1,309,784)	(195,546)
Net cash used in operating activities	(937,775)	(202,932)	(30,297)
Net cash used in investing activities	(415,827)	(968,429)	(144,583)
Net cash generated from (used in) financing activities	1,167,581	(212,577)	(31,737)

The carrying amounts of the assets, liabilities, and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The revenue-producing assets that are held by the VIEs and their subsidiaries comprise mainly electronic equipment, and data center machinery and equipment. The VIEs and their subsidiaries contributed an aggregate of 94.5% and 64.5% of the Group’s consolidated revenue for the six months ended June 30, 2021 and 2022, respectively, after elimination of inter-entity transactions.

As of December 31, 2021 and June 30, 2022, except for RMB702,424 and RMB514,963 (US$76,882) of VIEs’ subsidiaries’ electronic equipment that was secured for the loans borrowed from Xiaomi Group (Note 18), and RMB89,704 and RMB18,271 (US$2,728) of a VIE’s subsidiary’s restricted cash that was secured for certain payables to suppliers and to guarantee certain revenue contracts, respectively, there was no other pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs and VIE’s subsidiaries are without recourse to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s interim consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the purchase price allocation and fair value of non-controlling interests and contingent consideration with respect to business combinations, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.6981 per US$1.00 on June 30, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Equity investments

Equity investments with readily determinable fair value

Equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee, are measured at fair value, and any changes in fair value are recognized in the consolidated statements of comprehensive loss.

In 2022, the Group purchased equity interest of a company listed on the HK Stock Exchange for a cash consideration of RMB63,356 (US$9,459). RMB8,825(US$1,318) of unrealized losses resulting from the change in fair value of the equity investments were recorded in “Other gain (loss), net” on the interim condensed consolidated statement of comprehensive loss for the six months ended June 30, 2022.

Equity investments without readily determinable fair value

The Group’s equity investments without readily determinable fair value are long-term investments in unlisted companies based in the PRC over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity investments (continued)

Equity investments without readily determinable fair value (continued)

The Group makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in the statements of comprehensive loss equal to the difference between the carrying value and fair value.

In February 2022, the Group disposed certain equity interests in Beijing Yunshu Xunlian Technology Co., Ltd. (“Beijing Yunshu”), and deconsolidated Beijing Yunshu’s financial results from the Group’s consolidated financial statements from the date of disposal. The Group measured its remaining interests in Beijing Yunshu at fair value upon deconsolidation, and the loss recognized from the disposal of Beijing Yunshu was immaterial. Subsequent to the deconsolidation, the Group owns 15.63% equity interests in Beijing Yunshu and the remaining equity interests are accounted for using the measurement alternative.

The total carrying value of equity investments held as of December 31, 2021 and June 30, 2022 were as follows:

	As at	As at
	December 31,	June 30,
	2021	2022	2022
	RMB	RMB	US($)
		(unaudited)	(unaudited)
Equity investments without readily determinable fair value:
Initial cost basis	114,256	124,196	18,542
Cumulative unrealized gains	96,793	96,793	14,451
Cumulative unrealized losses (including impairment)	—	(5,000)	(746)
Foreign currency translation	(3,883)	(1,820)	(272)
Total carrying value	207,166	214,169	31,975

Equity investments with readily determinable fair value:
Initial cost basis	—	63,356	9,459
Cumulative unrealized losses	—	(8,825)	(1,318)
Foreign currency translation	—	2,446	365
Total carrying value	—	56,977	8,506

	207,166	271,146	40,481

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, equity investments, accounts payable, purchase consideration payable, certain other liabilities, amounts due from and due to related parties and bank loans. For equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement. The Group measures equity investments with readily determinable fair value using the market approach based on the quoted prices in an active market. The carrying amounts of the bank loans approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group measures its purchase consideration payable at fair value on a recurring basis. The fair value of purchase consideration payable is estimated by discounting cash flows using interest rates currently available for similar debts instruments of comparable maturities. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured at fair value on a recurring basis

		Quoted prices	Significant
		in active	other	Significant
		markets for	observable	unobservable
	Total Fair	identical	inputs	inputs	Total
	Value	assets (Level 1)	(Level 2)	(Level 3)	losses
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2021
Purchase consideration payable	(1,328,508)	—	(1,328,508)	—	(9,249)
As of June 30, 2022 (unaudited)
Purchase consideration payable	(1,219,591)	—	(1,219,591)	—	(14,018)
Equity investments with readily determinable fair value	56,977	56,977	—	—	(8,825)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets and liabilities measured at fair value on a non-recurring basis

		Quoted prices	Significant
		in active	other	Significant
		markets for	observable	unobservable	Total
	Total Fair	identical	inputs	inputs	gains
	Value	assets (Level 1)	(Level 2)	(Level 3)	(losses)
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2021
Equity investments accounted for using measurement alternative	207,166	—	—	207,166	82,492
As of June 30, 2022 (unaudited)
Equity investments accounted for using measurement alternative	214,169	—	—	214,169	(5,000)

The non-recurring fair value measurements to the carrying amount of equity investments accounted for using measurement alternative usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured by using the observable transaction price and other unobservable inputs (level 3) as of the observable transaction dates, which were expected not significantly differ from the ones measured as of the end of respective year/period.

Adoption of ASC 326

On January 1, 2021, the Group adopted ASC 326, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Group used a modified retrospective approach and did not restate the comparable prior periods, which resulted in a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2021 by RMB5,684.

Accounts receivable and contract assets, net

The Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the interim consolidated statements of comprehensive loss. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Group determines if an arrangement is a lease or contains a lease at lease inception. For leases with lease and non-lease components, the Group has elected to apply the practical expedient to not separate the lease component and its associated non-lease component. The Group recognizes a right-of-use asset and a lease liability on the consolidated balance sheets based on the present value of the lease payments over the lease term at commencement date. Variable lease payments that do not depend on an index or a rate are not included in the lease payments and are recognized in earnings in the period in which the event or condition that triggers the payment occurs. The Group has also elected the practical expedient the short-term lease exemption for contracts with lease terms of 12 months or less.

Operating lease expense is recorded on a straight-line basis over the lease term. Finance lease right-of-use assets are depreciated on a straight-line basis over the lesser of the useful life of the leased assets or the lease term. Interests on finance lease liabilities are determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability. Finance lease assets are included in “Property and equipment, net” in the consolidated balance sheets. Current and non-current portions of finance lease liabilities are included in “Accrued expenses and other liabilities” and “Other liabilities”, respectively, in the consolidated balance sheets.

As most of the Company’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees only and are classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Group uses the accelerated method for all awards granted with graded vesting based on service conditions, and elected to account for forfeitures as they occur. The Group, with the assistance of an independent third party valuation firm, determined the fair value of the share-based awards granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation (continued)

A change in the terms or conditions of share options is accounted for as a modification of share-based awards. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested share-based award, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare grants, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid.

The Group recorded employee benefit expenses of RMB113,658 and RMB213,183 (US$31,827) for the six months ended June 30, 2021 and 2022, respectively.

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2021, the Group had two customers, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of June 30, 2022, the Group had one customer accounted for more than 10% of the total accounts receivable balance. As of December 31, 2021 and June 30, 2022, the Group had one customer, with contract asset balance exceeding 10% of the total contract assets balance. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impact of COVID-19

For the six months ended June 30, 2021, COVID-19 has had immaterial impact on the Group’s operations. For the six months ended June 30, 2022, the Group’s operations were negatively impacted by the resurgence of COVID-19. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. As a result, certain of the Group’s estimates and assumptions, including allowance for credit losses, equity investments, long-lived assets and goodwill subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

Recent accounting pronouncements

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group adopted this guidance on January 1, 2022 and does not expect any material impact on the Group’s consolidated financial statements as a result of adopting the new standard.

3.	BUSINESS COMBINATION

Acquisition of Shenzhen Yunfan

In March 2021, the Group completed the acquisition of 100% equity interest in Shenzhen Yunfan Acceleration Technology Co., Ltd. and its subsidiary (collectively, “Shenzhen Yunfan”). Shenzhen Yunfan is mainly engaged in providing content distribution, acceleration and other cloud-related IaaS and PaaS edge computing solutions, and the acquisition is expected to enhance the Group’s expertise in public cloud services. The results of Shenzhen Yunfan have been included in the Group’s consolidated financial statements since April 2021.

The total cash purchase price consideration was RMB126,400 (US$18,871). The Group recognized RMB586 (US$87) of net assets acquired excluding intangible assets, RMB77,000 (US$11,496) of intangible assets which comprised of technology, trademark and domain name, and RMB48,814 (US$7,288) of goodwill resulted from the acquisition. Goodwill recognized represents the expected synergies from integrating Shenzhen Yunfan with the Group’s existing cloud business and is not deductible for tax purposes.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3.	BUSINESS COMBINATION (continued)

Acquisition of Camelot

In September 2021, the Group completed the acquisition of 100% equity interests in Camelot Employee Scheme INC. (“CES”), which legally held 79.53% equity interests in Beijing Camelot and its subsidiaries (collectively referred to as “Camelot”). Camelot is mainly engaged in enterprise digital solutions and enterprise digital services, and the acquisition is expected to further develop the Group’s enterprise cloud business. The results of Camelot have been included in the consolidated financial statements of the Group since September 2021.

The total purchase consideration was RMB5,290,553 (US$789,859), which consisted of cash consideration of RMB751,974 (US$112,267) and equity consideration of RMB4,538,579 (US$677,592). Goodwill recognized represents the expected synergies from integrating Camelot with the Group’s existing enterprise cloud business and is not tax deductible.

During the second quarter of 2022, the Group completed the allocation of the purchase price to the individual assets acquired and liabilities assumed. The table below summarizes the final determination of the estimated fair values of the assets acquired and liabilities assumed from Camelot as of the acquisition date:

	Camelot
	RMB	US$
Total fair value of purchase consideration	5,290,553	789,859
Less:
Cash and cash equivalents	618,439	92,331
Restricted cash	1,126	168
Accounts receivable and other assets	940,511	140,415
Property and equipment, net	13,792	2,059
Intangible assets:
Customer relationship	620,100	92,578
Trademarks	474,000	70,766
Copyrights	34,100	5,091
Deferred tax assets	54,419	8,125
Deferred tax liabilities	(268,490)	(40,085)
Accounts payable and other liabilities	(871,903)	(130,172)
Non-controlling interests	(882,451)	(131,746)
Goodwill	4,556,910	680,329

The valuations used in the purchase price allocation for the acquisitions were determined by the Group with the assistance of independent third-party valuation firms using the income approach (a Level 3 measurement). Significant assumptions used in the valuation of intangible assets included projected revenue growth rates, operating margin, customer attrition rates, royalty rates and discount rate. Non-controlling interests at the acquisition date was measured by applying the equity percentage held by non-controlling shareholders and a discount for lack of control premium to the fair value of the acquired business of Camelot.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.	REVENUES, OTHER GAIN (LOSS), NET AND OTHER INCOME, NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Public cloud services recognized over time	2,942,610	2,669,951	398,613
Enterprise cloud services:
Recognized at a point in time	1,037,555	351,374	52,459
Recognized over time	4,622	1,057,709	157,912
	1,042,177	1,409,083	210,371
Others:
Recognized at a point in time	1,171	—	—
Recognized over time	1,261	1,273	190
	2,432	1,273	190
	3,987,219	4,080,307	609,174

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at June 30, 2022 are primarily related to enterprise cloud services, which are as follows:

	RMB	US$
	(unaudited)	(unaudited)
Within one year	30,361	4,533
More than one year	21,034	3,140
Total	51,395	7,673

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.	REVENUES, OTHER GAIN (LOSS), NET AND OTHER INCOME, NET (continued)

Contract Balances

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenue recognized from amounts included in contract liabilities at the beginning of the period	46,123	139,661	20,851

The following table presents the Group’s other gain (loss), net:

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)

Gross unrealized gain on equity investments held	15,488	—	—
Gross unrealized loss (including impairment) on equity investments held	—	(13,825)	(2,064)
Net realized gain (loss) on equity investments sold	5,651	(123)	(18)
Changes in fair value of purchase consideration in a business acquisition	—	(14,018)	(2,093)
	21,139	(27,966)	(4,175)

The following table presents the Group’s other income (expense), net:

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Government grants	8,612	23,895	3,567
Income from ADS Reimbursement (Note 11)	5,016	5,056	755
Value added tax transferred out	(6,223)	(6,291)	(939)
Gain on disposal of property and equipment	14	3,276	489
Others	(1,029)	(5,935)	(886)
	6,390	20,001	2,986

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

5.	ACCOUNTS RECEIVABLE, NET

	As at
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Accounts receivable	3,603,240	2,914,960	435,192
Allowance for credit losses	(32,265)	(42,056)	(6,279)
Accounts receivable, net	3,570,975	2,872,904	428,913

The movements of the allowance for credit losses were as follows:

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Balance at beginning of the period	15,770	32,265	4,817
Adoption of ASC 326*	5,684	—	—
Provision for expected credit losses	23,060	140,926	21,040
Write-offs charged against the allowance	(26,757)	(117,645)	(17,564)
Recoveries during the period	(5,383)	(13,490)	(2,014)
Balance at end of the period	12,374	42,056	6,279

*

Starting from January 1, 2021, the Group adopted ASC 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative effect of increasing the opening balance of accumulated deficit of RMB5,684.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

6.	PREPAYMENTS AND OTHER ASSETS

	As at
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Current portion:
Prepayments to suppliers	162,528	162,998	24,335
Contract costs*	145,628	202,629	30,252
Contract assets, net**	550,068	542,967	81,063
VAT prepayments	619,391	582,751	87,002
Interest receivable	21,463	14,931	2,229
Deferred offering costs	—	24,815	3,705
Individual income tax receivable*** (Note 11)	48,949	7,051	1,053
Others	138,994	155,906	23,275
	1,687,021	1,694,048	252,914
Non-current portion:
Prepayments for electronic equipment	25,388	20,372	3,042
Others	3,678	2,065	308
	29,066	22,437	3,350

*

Represents costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues.

**

Represents the Group’s rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The allowance for credit losses on contract assets were RMB1,591 and RMB11,100 (US$1,657) as of December 31, 2021 and June 30, 2022, respectively. The amounts charged to expenses for credit losses on contract assets were RMB nil and RMB9,509 (US$1,420), and write-offs charged against the allowance were RMB nil and RMB nil (US$ nil), respectively, for the six months ended June 30, 2021 and 2022.

***	Represents amounts due from certain employees related to their individual income taxes (“IIT”) arising from exercise and vesting of share-based awards.

Except disclosed separately, the expected credit loss rate and the loss allowance for the remaining financial assets included in prepayments and other assets were immaterial as of December 31, 2021 and June 30, 2022.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7.	PROPERTY AND EQUIPMENT, NET

	As at
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Electronic equipment	5,123,149	5,545,846	827,973
Office equipment and fixtures	15,462	15,680	2,341
Data center machinery and equipment	144,328	269,082	40,173
Building	15,768	160,857	24,015
Construction in progress	147,817	3,667	547
	5,446,524	5,995,132	895,049
Less: accumulated depreciation	(3,082,421)	(3,545,473)	(529,325)
Property and equipment, net	2,364,103	2,449,659	365,724

Depreciation expense of the property and equipment for the six months ended June 30, 2021 and 2022 were RMB361,901 and RMB492,579 (US$73,541), respectively.

8.	INTANGIBLE ASSETS, NET

	As at
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Customer relationships	620,100	620,500	92,638
Patents and technologies	67,900	60,900	9,092
Trademarks and domain names	497,098	497,150	74,223
Software and copyrights	71,752	79,726	11,903
Others	3,637	3,707	553
	1,260,487	1,261,983	188,409
Less: accumulated amortization
Customer relationships	(32,637)	(81,605)	(12,183)
Patents and technologies	(8,138)	(12,688)	(1,895)
Trademarks and domain names	(20,722)	(45,589)	(6,806)
Software and copyrights	(26,692)	(32,679)	(4,879)
Others	(2,531)	(2,908)	(434)
	(90,720)	(175,469)	(26,197)
Intangible assets, net	1,169,767	1,086,514	162,212

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8.	INTANGIBLE ASSETS, NET (continued)

Amortization expense of intangible assets for the six months ended June 30, 2021 and 2022 were RMB7,688 and RMB85,658 (US$12,788), respectively. As of June 30, 2022, estimated amortization expense of the existing intangible assets for each of the next five years is as follows:

	RMB	US$
	(unaudited)	(unaudited)
Remaining six months of 2022	86,328	12,888
2023	171,535	25,610
2024	170,012	25,382
2025	166,302	24,828
2026 and thereafter	492,337	73,504
Total	1,086,514	162,212

9.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

		Cloud-based
	Cloud service	digital solutions
	and solutions	and services	Total
	RMB	RMB	RMB
Balance as of December 31, 2021	3,669,031	956,084	4,625,115
Disposal of a subsidiary	(15,268)	—	(15,268)
Purchase price adjustments	(3,259)	(864)	(4,123)
Balance as of June 30, 2022 (unaudited)	3,650,504	955,220	4,605,724
Balance as of June 30, 2022, in US$ (unaudited)	545,006	142,610	687,616

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10.	LEASES

The Group’s operating leases are mainly related to office space and buildings and its finance lease is related to data center machinery and equipment. The finance lease includes a bargain purchase option, contains variable lease payments based on the actual usage of the machinery and equipment, and has no fixed or in-substance fixed lease payments for the first two years of the lease term. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the lease term. Certain operating leases include rental-free periods and rental escalation clause, which are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2021, the Group had no finance leases.

The components of lease costs were as follows:

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Operating lease costs	26,385	36,261	5,414
Short-term lease costs	8,457	8,260	1,233
Finance lease costs:
Depreciation of finance lease assets	—	2,079	310
Interest on finance lease liabilities	—	1,230	184
Variable lease payments	—	814	122
Total finance lease costs	—	4,123	616

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10.	LEASES (continued)

Other information related to leases where the Group is the lessee is as follows:

	As at		As at
	December 31, 2021		June 30, 2022
Weighted-average remaining lease term:
Operating leases	8.3	years	8.5	years
Finance leases	—		9.8	years

Weighted-average discount rate:
Operating leases	6.18%		5.93%
Finance leases	—		5.90%

Cash paid for amounts included in the measurement of lease liabilities:

For the six months ended
	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Operating cash payments for operating leases	3,204	34,691	5,179
Operating cash payments for finance leases	—	—	—
Financing cash payments for finance leases	—	—	—

Lease assets obtained in exchange for lease obligations:

	For the six months ended
	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Operating leases	—	24,918	3,720
Finance leases	—	124,754	18,625

The undiscounted future minimum payments under the Group’s operating and finance lease liabilities and reconciliation to the operating and finance lease liabilities recognized on the consolidated balance sheet as of June 30, 2022 were as below:

	Operating lease		Finance lease
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Remaining six months of 2022	78,040	11,651	—	—
2023	56,374	8,416	—	—
2024	47,003	7,017	14,699	2,195
2025	29,852	4,457	22,049	3,292
2026 and thereafter	75,599	11,287	139,644	20,848
Total future lease payments	286,868	42,828	176,392	26,335
Less: imputed interest	(47,815)	(7,138)	(50,408)	(7,526)
Total lease liability balance	239,053	35,690	125,984	18,809

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As at
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Current portion:
Customer advances*	378,957	376,016	56,138
Salary and welfare payable	600,775	573,403	85,607
Purchase of property and equipment	759,391	264,385	39,472
Accrued expenses	116,021	119,826	17,890
Other tax and surcharges payable	91,287	100,617	15,022
Deferred government grants	8,488	12,257	1,830
Purchase consideration payable**	148,038	1,219,591	182,080
Individual income tax payable*** (Note 6)	48,949	3,801	567
Others	71,934	78,511	11,720
	2,223,840	2,748,407	410,326
Non-current portion:
Deferred government grants	6,975	15,835	2,364
Purchase consideration payable**	1,180,470	—	—
Finance lease liability (Note 10)	—	125,984	18,809
Others****	45,232	64,792	9,673
	1,232,677	206,611	30,846

*	The amount represents contract liabilities for the rendering of services. The decrease in customer advances as of June 30, 2022 is a result of less customer advances received in 2022.
**

The amount represents the remaining purchase consideration to acquire Camelot. As of June 30, 2022, RMB279,790 (US$41,772) and RMB939,801 (US$140,308) will be settled by cash and ordinary shares of the Company by June 30, 2023, respectively.

***	Represents IIT payable to the tax bureau on behalf of certain employees related to their exercise and vesting of share-based awards.
****

In July 2020, the Company received a reimbursement of US$7,469 (equivalent to RMB50,028) from the depository for the establishment and maintenance of the ADS program (“ADS Reimbursement”). As of December 31, 2021 and June 30, 2022, RMB9,836 and RMB10,314 (US$1,540) were included in the current portion, and RMB22,989 and RMB19,013 (US$2,839) were included in the non-current portion of accrued expenses and other liabilities, respectively. The ADS Reimbursement will be released to the consolidated statements of comprehensive loss in equal amounts over the ADS program term.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12.	BANK LOANS

	As at
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Short-term bank loans	1,348,166	1,266,270	189,049

The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2021 and June 30, 2022 were 4.59% and 4.44%, respectively.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities.

13.	TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The Group’s PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (‘‘HNTE’’) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
PRC	(739,763)	(1,424,355)	(212,651)
Non-PRC	143,711	53,918	8,050
	(596,052)	(1,370,437)	(204,601)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.	TAXATION (continued)

Enterprise income tax (continued)

The current and deferred components of income tax expense (benefit) appearing in the condensed consolidated statements of comprehensive loss are as follows:

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Current income tax expense	6,784	17,431	2,603
Deferred income tax benefit	(29)	(22,584)	(3,372)
	6,755	(5,153)	(769)

The reconciliation of income tax expense computed using the PRC statutory tax rate to the actual income tax expense (benefit) is as follows:

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Loss before income tax	(596,052)	(1,370,437)	(204,601)
Income tax computed at the PRC statutory tax rate of 25%	(149,013)	(342,609)	(51,150)
Effect of tax holiday and preferential tax rates	(9,558)	69,208	10,332
Effect of different tax rates in different jurisdictions	(7,862)	4,874	728
Other non-taxable income	(14,936)	(12,417)	(1,854)
Non-deductible expenses	4,106	5,376	804
Share-based compensation costs	49,801	51,663	7,713
Research and development super deduction	(68,815)	(72,497)	(10,824)
Withholding tax and others	5,234	4,898	731
Change in valuation allowance	203,296	309,602	46,222
True-up adjustments in respect of prior year’s annual tax filing	(3,474)	11,700	1,747
Expiration of tax loss forward	—	60,271	8,998
Tax rate change on deferred items	(2,024)	(95,222)	(14,216)
Income tax expense (benefit)	6,755	(5,153)	(769)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.	TAXATION (continued)

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As at
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Deferred tax assets:
Tax loss carried forward	1,841,192	2,297,553	343,016
Accrued expenses	235,737	78,644	11,741
Depreciation	7,082	6,253	934
Allowance for credit loss	53,436	20,272	3,027
Government grant	4,266	5,423	810
Operating lease liabilities	63,781	58,380	8,716
Finance lease liabilities	—	31,496	4,702
Accrued interest	170,337	211,214	31,533
Others	2,737	4,886	729
Less: valuation allowance	(1,881,873)	(2,186,332)	(326,411)
	496,695	527,789	78,797
Deferred tax liabilities:
Operating lease right-of-use assets	57,300	50,728	7,573
Finance lease right-of-use assets	—	30,669	4,579
One-time deduction for fixed asset purchases	337,564	344,802	51,477
Long-lived assets arising from acquisitions	277,267	261,873	39,097
Others	22,655	18,257	2,726
	694,786	706,329	105,452

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.	TAXATION (continued)

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2021 and June 30, 2022, the Group’s total deferred tax assets before valuation allowances were RMB2,378,568 and RMB2,714,121 (US$405,208), respectively. As of December 31, 2021 and June 30, 2022, the Group recorded valuation allowances of RMB1,881,873 and RMB2,186,332 (US$326,411), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

As of December 31, 2021 and June 30, 2022, the Group had net losses of RMB7,485,149 and RMB9,231,385 (US$1,378,209), respectively, mainly deriving from entities in the PRC and Hong Kong. The tax losses in the PRC can be carried forward for five years to offset future taxable profit and the period was extended to ten years for entities that qualify as HNTE. The tax losses of entities in the PRC will expire between 2023 and 2027 and the tax losses of entities in the PRC that qualify as HNTE will expire between 2023 and 2032, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

Unrecognized tax benefits

As of December 31, 2021 and June 30, 2022, the Group had unrecognized tax benefits of RMB59,049 and RMB43,867 (US$6,549), of which RMB43,095 and RMB22,759 (US$3,398), respectively, were deducted against the deferred tax assets on tax losses carried forward, and the remaining amounts of RMB15,954 and RMB21,108 (US$3,151), respectively, were presented in other liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the periods presented were primarily related to the tax-deduction of accrued interest expenses and profit before tax differences. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2021 and June 30, 2022, there are RMB15,954 and RMB21,108 (US$3,151) of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively. A reconciliation of the beginning and ending balances of unrecognized tax benefit is as follows:

	As at
	June 30,	June 30,
	2022	2022
	RMB	US$
	(unaudited)	(unaudited)
Balance at beginning of the period	59,049	8,816
Additions based on tax position related to current year	25,854	3,860
Reductions for tax positions related to prior years	(41,036)	(6,127)
Balance at end of the period	43,867	6,549

For the periods presented, the Group did not record any penalties related to unrecognized tax benefits.

In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2018 through 2021 remain open to examination by the respective tax authorities.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS

The Company has three share-based compensation plans under which awards may be granted to employees, namely, the Share Option Scheme, the 2013 Share Award Scheme and the 2021 Share Award Scheme. The maximum aggregate numbers of ordinary shares that are authorized to be issued under the Share Option Scheme, 2013 Share Award Scheme and 2021 Share Award Scheme are 209,750,000, 215,376,304 and 209,216,310, respectively. These plans have a contractual term of ten years. The share-based awards are accounted for as equity awards and generally vest over a period from two to five years.

Share Option Scheme

A summary of the activity under the Share Option Scheme is stated below:

			Weighted-	Weighted-
		Weighted-	average	average	Aggregate
	Number of	average exercise	grant-date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2021	61,760,202	0.07	0.87	6.61	0.98
Granted	8,417,040	0.07	0.18
Forfeited	(8,985,112)	0.07	0.99
Exercised	(11,643,164)	0.07	0.54
Outstanding, June 30, 2022 (unaudited)	49,548,966	0.07	0.84	6.37	0.22
Vested and expected to vest at June 30, 2022 (unaudited)	49,548,966	0.07	0.84	6.37	0.22
Exercisable at June 30, 2022 (unaudited)	29,571,662	0.07	0.50	5.60	0.22

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share at the end of periods presented and the option’s respective exercise price. Total intrinsic values of options exercised for the six months ended June 30, 2021 and 2022 were RMB179,681 and RMB17,348 (US$2,590), respectively.

The total weighted average grant-date fair value of the share-based awards granted during the six months ended June 30, 2021 and 2022 were US$3.15 and US$0.18 per option, respectively. The aggregate fair value of the share-based awards vested during the six months ended June 30, 2021 and 2022 were RMB32,944 and RMB53,103 (US$7,928), respectively.

As of June 30, 2022, there were RMB71,228 (US$10,634) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.27 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS (continued)

2013 Share Award Scheme

A summary of the activity for the restricted shares issued under the Share Award Scheme is stated below:

	Number of	Weighted-average
	shares	grant date fair value
		US$
Outstanding, December 31, 2021	57,987,266	1.32
Granted	10,309,125	0.73
Cancelled	(4,136,945)	2.09
Vested	(3,656,739)	1.34
Forfeited	(5,176,536)	1.73
Outstanding, June 30, 2022 (unaudited)	55,326,171	1.11
Expected to vest at June 30, 2022 (unaudited)	55,326,171	1.11

The total weighted average grant-date fair value of the share-based awards granted during six months ended June 30, 2022 were US$0.73 per share. No restricted share was granted during the six months ended June 30, 2021. The aggregate fair value of the share-based awards vested during the six months ended June 30, 2021 and 2022 were RMB13,417 and RMB32,894 (US$4,911), respectively.

As of June 30, 2022, there were RMB224,534 (US$33,522) of total unrecognized share-based compensation expenses related to unvested share-based awards which are expected to be recognized over a weighted-average period of 1.50 years. The fair value of the restricted shares is the fair value of the Company’s ordinary shares at their respective grant dates, which was based on the price of the Company’s publicly traded shares. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

A summary of the activity for the options issued under the 2013 Share Award Scheme is stated below:

			Weighted-	Weighted-
		Weighted-	average	average	Aggregate
	Number of	average exercise	grant-date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2021	27,868,420	0.83	0.31	7.99	0.22
Forfeited	(478,400)	0.87	0.30	—	—
Outstanding, June 30, 2022 (unaudited)	27,390,020	0.83	0.31	7.50	—
Vested and expected to vest at June 30, 2022 (unaudited)	27,390,020	0.83	0.31	7.50	—
Exercisable at June 30, 2022 (unaudited)	9,908,740	0.83	0.31	7.50	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share at the end of periods presented and the option’s respective exercise price. Total intrinsic value of options exercised for the six months ended June 30, 2021 were RMB1,614. Total intrinsic value of options exercised for the six months ended June 30, 2022 was RMB nil (US$ nil) as no option was exercised.

No options were granted during the the six months ended June 30, 2022. The aggregate fair value of the share-based awards vested during the six months ended June 30, 2021 and 2022 were RMB7,307 and RMB1,421 (US$212), respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS (continued)

2013 Share Award Scheme (Continued)

As of June 30, 2022, there were RMB8,862 (US$1,323) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.01 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

2021 Share Award Scheme

In November 2021, the Company adopted the 2021 Share Award Scheme. A summary of the activity for the options issued under the 2021 Share Award Scheme is stated below:

			Weighted-
			average	Weighted-
		Weighted-	grant-	average	Aggregate
	Number of	average exercise	date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2021	—	—	—	—	—
Granted	85,590,755	0.01	0.38
Exercised	(1,736,106)	0.01	0.32
Forfeited	(10,342,579)	0.01	0.40
Outstanding, June 30, 2022 (unaudited)	73,512,070	0.01	0.38	9.69	0.29
Vested and expected to vest at June 30, 2022 (unaudited)	73,512,070	0.01	0.38	9.69	0.29
Exercisable at June 30, 2022 (unaudited)	3,594,126	0.01	0.32	9.70	0.29

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share at the end of periods presented and the option’s respective exercise price. Total intrinsic value of options exercised for the six months ended June 30, 2022 were RMB3,336 (US$498).

The total weighted-average grant date fair value of the share-based awards granted during the six months ended June 30, 2022 were US$0.38 per option. The aggregate fair value of the share-based awards vested during the six months ended June 30, 2022 were RMB11,415 (US$1,704).

As of June 30, 2022, there were RMB121,256 (US$18,103) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 2.58 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS (continued)

Others

In connection with the acquisition of Shenzhen Yunfan, the Company granted 11,684,432 restricted shares to certain employees that contain 1-3 years service vesting condition. As of December 31, 2021 and June 30, 2022, 2,278,360 of restricted shares were vested. As of June 30, 2022, there were RMB68,849 (US$10,279) of total unrecognized share-based compensation expenses related to these unvested share-based awards that will be recognized over approximately 1 year.

Fair value of share options

The fair value of share options was determined using the binomial tree model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatility, the Company has made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. For the employee exit rate, which represents the annual turnover rate of employees leaving services, the Group uses the historical employee exiting data to have an estimate of that input. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant.

The assumptions used to estimate the fair value of the share options granted are as follows:

For the six months ended June 30
	2021	2022
	(unaudited)	(unaudited)
Risk-free rate	1.13%-1.62%	1.75%-2.00%
Expected volatility range	36.47%-38.03%	35.62%-42.06%
Exercise multiple	2.20-2.80	2.20-2.80
Fair market value per ordinary share as at valuation dates	US$3.04-US$3.49	US$0.33-US$0.73

Share-based awards of Camelot

Camelot subsidiary also has an equity incentive plan granting share-based awards that contain 3 year service vesting condition (the “Camelot Award “). The portion relating to the acquisition-date fair-value-based measure of the Camelot Award that was attributable to precombination service was recognized as noncontrolling interest and the portion relating to any remaining postcombination service was recognized as share-based compensation expenses in the Group’s consolidated financial statements. The Group did not grant any share-based awards under the Camelot Award after its acquisition of Camelot.

As of June 30, 2022, there were RMB66,193 (US$9,882) of total unrecognized share-based compensation expenses related to these unvested share-based awards that will be recognized over approximately 1.17 years.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS (continued)

The acquisition date fair value of each share-based award is estimated on the date of modification using the binomial tree option pricing model with the following assumptions:

2021
Risk-free rate	0.21%
Expected volatility	50.56%
Exercise multiple	2.20
Fair market value per ordinary share as at valuation dates	RMB23.00

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Cost of revenues	8,460	6,828	1,019
Selling and marketing expenses	38,844	42,956	6,413
General and administrative expenses	70,600	101,833	15,204
Research and development expenses	81,301	55,122	8,229
	199,205	206,739	30,865

15.	RESTRICTED NET ASSETS

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB3,542,822 (US$528,929) as of June 30, 2022.

16.	LOSS PER SHARE

Basic and diluted loss per share for the periods presented are calculated as follows:

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(602,818)	(1,356,246)	(202,483)
Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	3,347,286,795	3,651,473,415	3,651,473,415
Basic and diluted loss per share	(0.18)	(0.37)	(0.06)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

16.	LOSS PER SHARE (continued)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable. The effects of all outstanding options and awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

17.	TREASURY STOCK

On March 31, 2022, the Company’s shareholders and Board of Directors authorized a share repurchase program (“2022 Share Repurchase Program”) under which the Company may repurchase up to US$100,000 of its ordinary shares in the form of ADSs during a twelve-month period. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. Under the 2022 Share Repurchase Program, the Company entered into a cash enhanced share repurchase agreement with a financial institution in June 2022, and prepaid US$5,000 to such financial institution for written put options to repurchase the Company’s ordinary shares on certain pre-determined dates. The transactions were completed in September 2022, and the Company repurchased a total of 26,509,680 ordinary shares through the aforesaid arrangement with such financial institution.

18.	RELATED PARTY TRANSACTIONS
a)	Related Parties

Name of related parties	Relationship with the Group
Kingsoft Corporation Limited (“Kingsoft”) and its subsidiaries (“Kingsoft Group”)	Principal shareholder of the Company

Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Entities controlled by a director of the Company

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (continued)
b)	The Group had the following related party transactions:

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Public cloud services provided to Xiaomi Group	385,207	435,114	64,961
Public cloud services provided to Kingsoft Group	67,817	93,801	14,004
Enterprise cloud services provided to Xiaomi Group	—	30,241	4,515
Enterprise cloud services provided to Kingsoft Group	—	4,466	667
	453,024	563,622	84,147
Purchase of devices from Xiaomi Group	185	58	9
Interest expense on loan due to Xiaomi Group	—	38,423	5,736
Interest expense on loan due to Kingsoft Group	—	11,690	1,745
Rental of building from Xiaomi Group*	28,639	23,603	3,524
Rental of office space, and administrative services from Kingsoft Group	6,702	7,955	1,188
	35,526	81,729	12,202

*

The Group entered into agreements to lease building and office space from Xiaomi Group. As of June 30, 2022, the related operating lease right-of-use assets amounted to RMB167,255 (US$24,971) and operating lease liabilities amounted to RMB199,650 (US$29,807), respectively.

Other than the transactions disclosed above, the Group also provides public cloud services to an equity investee. Revenue generated from the investee represented less than 1% of the Group’s total revenues for the six months ended June 30, 2022.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (continued)
c)	The Group had the following related party balances at the end of the periods:

	As at
	December 31,	June 30,	June30,
	2021	2022	2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Amounts due from related parties:
Trade related:
Xiaomi Group	175,170	280,042	41,809
Kingsoft Group	26,868	49,498	7,390
Others	—	22,334	3,335
Non-trade related:
Kingsoft Group	10,863	10,868	1,622
	212,901	362,742	54,156
Amounts due to related parties:
Trade related:
Kingsoft Group	15,092	13,272	1,981
Xiaomi Group	55,853	41,794	6,240
Non-trade related:
Kingsoft Group*	529,284	529,284	79,020
Xiaomi Group**	709,088	596,084	88,993
	1,309,317	1,180,434	176,234

*

During 2021, the Group entered into a loan agreement with Kingsoft Group for an aggregate principal amount of RMB500,000 (US$78,873) bearing a fixed annual interest rate of 4.65%. The Group has fully repaid the loan in November 2022.

**

During 2021, the Group entered into several loan agreements with Xiaomi Group which are secured by the Group’s electronic equipment. As of December 31, 2021 and June 30, 2022, the fixed interest rate for these loans was 4.36%. As of December 31, 2021 and June 30, 2022, the current portion of the loans were RMB236,206 and RMB241,691 (US$36,084), and the non-current portion of the loans were RMB472,882 and RMB354,392 (US$52,909), respectively. Under the terms of the agreements, the Group will repay in fixed quarterly installments over 3 years according to the following schedule:

	As at June 30, 2022
	RMB	US$
	(unaudited)	(unaudited)
Remaining six months of 2022	123,202	18,394
2023	241,168	36,005
2024	231,714	34,594
	596,084	88,993

All the balances with related parties except for the loans from Xiaomi Group were unsecured. All outstanding balances except for loans from Xiaomi Group and Kingsoft Group are repayable on demand unless otherwise disclosed. The effect of adopting ASC 326 on amounts due from related parties was immaterial.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

19.	COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments for the construction of a data center of RMB34,312 (US$5,123) at June 30, 2022, which are scheduled to be paid within one year.

Other commitments

On May 23, and June 9, 2022, the Group entered into two non-cancelable one-year internet data center service agreements pursuant to which the Group has total contractual minimum purchase commitments amounting to RMB1,250,000 (US$186,620). As of June 30, 2022, the remaining purchase commitment is RMB1,052,228 (US$157,094).

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

20.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

RMB
Balance as of January 1, 2021	(68,440)
Foreign currency translation adjustments, net of tax of nil	(62,115)
Balance as of June 30, 2021 (unaudited)	(130,555)
Balance as of January 1, 2022	(207,882)
Foreign currency translation adjustments, net of tax of nil	382,981
Balance as of June 30, 2022 (unaudited)	175,099
Balance as of June 30, 2022, in US$ (unaudited)	26,142

There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss for the periods presented.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

21.	SUBSEQUENT EVENT

In October 2022, the Company entered into share purchase agreements with the noncontrolling shareholders of Beijing Camelot to acquire an aggregate of 9.50% of equity interests in Beijing Camelot for a total cash consideration of RMB456,000, which will be settled in five installments by the end of 2024.

In October 2022, the Company’s shareholders and Board of Directors authorized to amend the 2021 Share Award Scheme, and increased the maximum aggregate numbers of ordinary shares that are authorized to be issued under the 2021 Share Award Scheme from 209,216,310 to 236,717,025 ordinary shares.

In November 2022, the Company and three employee incentive platforms entered into certain agreements in relation to the acquisition of 3.19% of the equity interests in Beijing Camelot, pursuant to which (i) the Company shall grant a total of 27,500,715 restricted share units under the 2021 Share Award Scheme to current and former employees of Camelot in recognition of their contribution to Camelot, and (ii) the three employee incentive platforms shall transfer the 3.19% equity interests in Beijing Camelot to the Group for RMB43,981 which shall be settled by cash.